EXHIBIT 99(a)

ENERGY FUTURE HOLDINGS AND SUBSIDIARIES
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)
Twelve Months Ended Sept 30, 2007
(millions of dollars, except per share amounts)

Operating revenues	$9,511

Costs and expenses:
Fuel, purchased power and delivery fees	2,888
Operating costs	1,418
Depreciation and amortization	815
Selling, general and administrative expenses	911
Franchise and revenue-based taxes	383
Other income	(95)
Other deductions	926
Interest income	(68)
Interest expense and related charges	834
Total costs and expenses	8,012

Income from continuing operations before income taxes	1,499

Income tax expense	438

Income from continuing operations	1,061

Income from discontinued operations, net of tax effect	30

Net income available for common stock	$1,091

Average shares of common stock outstanding (millions):
Basic	459
Diluted	464

Per share of common stock - Basic:
Net income from continuing operations available for common stock	$2.36
Income from discontinued operations, net of tax effect	.07
Net income available for common stock	$2.43

Per share of common stock - Diluted:
Net income from continuing operations available for common stock	$2.35
Income from discontinued operations, net of tax effect	.06
Net income available for common stock	$2.41
Dividends declared	$1.71